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                                                                    Exhibit 99.1
                                  RISK FACTORS

WE CANNOT ASSURE YOU THAT WE WILL HAVE ACCESS TO SUFFICIENT FUNDS TO MEET OUR OPERATING NEEDS, WHICH COULD LIMIT OUR ABILITY TO CONTINUE AS A GOING CONCERN

As discussed in our Quarterly Report on Form 10-Q, there exist uncertainties as to our ability to continue as a going concern. As previously announced during September 2000, we determined that our capital requirements under our business plan for fiscal year 2001 are greater than available resources. Accordingly, we have begun taking measures aimed at developing a plan to reduce capital expenditure requirements and to evaluate the availability of financing to meet our financial objectives, including the sale of certain non-strategic assets and other sources of capital. Our recent operating losses and cash flow difficulties, recent changes in the financial markets and a general decrease in investor interest in the Internet industry may make it more difficult for us to attract equity or debt financing, including vendor and lease financing, or strategic partners on favorable terms. In addition, our leverage could adversely affect our ability to obtain additional financing for working capital or for other purposes. Our leverage has made us more susceptible to economic downturns, contractions in the general market availability of equity or debt financing and competitive pressures. Our leverage could also affect our liquidity as a substantial portion of available cash from operations must be applied to debt service requirements. If our financial condition continues to worsen and we are unable to successfully attract equity or debt financing or other strategic transactions we may be forced to further curtail our expenditures and our operations.

Should we be unable to complete the sale of non-strategic assets for a sufficient price, or obtain sufficient additional capital or financing to enable us to meet future capital expenditures and working capital requirements, or successfully complete the other actions described above, we would be required to significantly modify our current business plan for the remainder of the current year and fiscal year 2001. Such modifications would likely result in a more significant reduction in planned capital expenditures. Despite the efforts currently underway, we cannot assure you that we will be able to sell such assets, have access to sufficient additional capital or financing on satisfactory terms to enable us to meet our future capital expenditure and working capital requirements or that we will be able to successfully implement such modifications. In the event we are unable to sell such assets, obtain such capital or financing or implement such modifications, we could be unable to satisfy our obligations to third parties, including covenant requirements, which could result in defaults under our debt and other financing agreements and, after the passage of any applicable time and notice provisions, would enable creditors in respect of those obligations to accelerate the undebtedness and assert other remedies against us. Such events would have a material adverse effect upon us and would threaten our ability to continue as a going concern.

WE HAVE A LIMITED AMOUNT OF CASH TO SUPPORT OUR OPERATING NEEDS AND TO SERVICE OUR DEBT AND PREFERRED STOCK DIVIDEND REQUIREMENTS

At September 30, 2000, our total indebtedness was $3.6 billion. Our annual interest expense increased from $63.9 million in 1998 to $193.1 million in 1999. We estimate that our annual interest expense for the year 2000 will be approximately $340.2 million, assuming that we do not incur any additional indebtedness or refinance existing indebtedness. As of September 30, 2000, we had approximately $1.0 billion of cash, cash equivalents and short-term investments and marketable securities, including restricted amounts. As previously announced during September 2000, we determined that our capital requirements under our business plan for fiscal year 2001 are greater than available capital resources. Accordingly, we have begun taking measures aimed at developing a plan to reduce capital expenditures and to evaluate financing alternatives.

In order to preserve cash, we have been required to reduce expenditures for capital projects (including the build out of our data centers) and for corporate infrastructure, either of which may have a material adverse effect on our future operations. Further reductions in our cash balances could require us to take more significant actions to reduce capital expenditures from our operations. We cannot assure you that our business will generate cash flow from operations, or that future financings or sales of non-strategic assets and other restructuring efforts will

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 be sufficient to fund our operations or satisfy our debt service, preferred stock dividend or working capital requirements.

WE NEED ADDITIONAL CAPITAL TO SUPPORT OUR CONTINUED OPERATIONS AND WE HAVE LIMITED ACCESS TO THE CAPITAL MARKETS

We require substantial additional working capital to fund our business. We historically have been unable to generate sufficient cash flow from operations to meet our operating needs and have relied upon financings to fund our operations. Due in part to recent changes in the financial markets and a general decrease in investor interest in the Internet industry, we may not have access to adequate financing. We have experienced recent operating losses, declining cash balances and declining stock and debt values which, along with our high leverage and significant debt service requirements, may make it more difficult for us to raise additional financing through equity or debt financing or strategic partners on terms that are deemed to be favorable to us. If adequate financing is not available or is not available on acceptable terms, our ability to meet our operating and debt service needs may be significantly limited and could have a material adverse effect on us and ultimately could impair our ability to continue as a going concern.

OUR BUSINESS PLAN HAS BEEN EVOLVING IN RESPONSE TO CHANGING MARKET CONDITIONS AND OTHER FACTORS AND WE CANNOT ASSURE YOU THAT WE WILL BE SUCCESSFUL IN IMPLEMENTING OUR BUSINESS PLAN

Our acquisition of other Internet service providers and other businesses has historically been an important component of our business plan and that phase of our business plan has been completed. With the fiber and hosting center assets we have put in place, we believe we are well positioned to deliver on our customers' needs for consulting and managed web hosting services together with reliable high speed Internet access. We cannot, however, assure you that we will be successful in implementing our business plan and attaining profitability. We may continue to have losses and negative EBITDA. Factors that cause our operating results to fluctuate include:

o general economic conditions and specific economic conditions in the Internet access, hosting, transactions and consulting industries;
o    user demand for Internet services and our other service offerings;
o timing and amount of capital expenditures, other costs and expenses of expanding our network;
o pricing changes, new product and new service introductions by us and our competitors;
o the mix of services sold and the mix of channels through which those services are sold;
o our ability to hire, retain and motivate highly skilled employees in a highly competitive and challenging market;
o delays in obtaining sufficient supplies or inability to obtain sufficient equipment from limited sources and telecom facilities;
o in the case of the hosting center business, our ability to successfully locate, build, finance, open and operate additional necessary hosting centers on a timely and cost effective basis and to fill these centers to break even profit capacity; and
o    potential adverse legislative and regulatory developments.


As a strategic response to a changing competitive environment, we may elect from time to time to make pricing, service or marketing decisions that could have a material adverse effect on our business, results of operations and cash flow. As a result of these factors, we may continue to generate net losses and negative EBITDA.

WE PARTIALLY DEPEND ON THE CASH FLOWS OF OUR SUBSIDIARIES IN ORDER TO SATISFY OUR DEBT OBLIGATIONS

Our operating cash flow and, consequently, our ability to service our debt is partially dependent upon the ability of our subsidiaries to distribute their earnings to us in the form of dividends. We also depend on loans, advances and other payments of funds to us by our subsidiaries. If for some reason these funds were restricted, we would

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be adversely affected. Our subsidiaries are separate legal entities and have no obligation, contingent or otherwise, to pay any amount due pursuant to our financing commitments or to make any funds available for that purpose. Our subsidiaries' ability to make payments may be subject to the availability of sufficient surplus funds, the terms of such subsidiaries' financings, applicable law and other factors. Our subsidiaries' creditors generally will have priority to the assets of those subsidiaries over the claims, if any, that we may have against those assets and claims that holders of our indebtedness may indirectly have.

DEFENDING PLAINTIFF SHAREHOLDER SUITS MAY ADVERSELY IMPACT OUR RESULTS OF OPERATIONS REGARDLESS OF THE OUTCOME

Individuals claiming to represent a purported class of similarly situated PSINet shareholders who purchased shares of PSINet between May 9, 2000 and November 2, 2000, have filed actions in the United States District Court for the Eastern District of Virginia. These actions are captioned: Charlene Harvey, David Goldin and Myron Harris v. PSINet, Inc., William L. Schrader, Harold S. Willis, and Larry Hyatt, filed Nov. 3, 2000; Bert Zauderer v. PSINet, Inc., William L. Schrader, Harold S, Willis and Larry Hyatt, filed Nov. 6, 2000; and Chava Markowitz v. PSINet, Inc., William L. Schrader, Harold S. Willis and Larry Hyatt, filed Nov. 7, 2000. Each of the actions names the Company and certain of its officers and directors as defendants and claims that the defendants made misstatements, failed to disclose material information, and otherwise violated Section 10(b) of the Securities Exchange Act of 1934 ("Exchange Act") and Rule 10b-5 promulgated thereunder by participating in a scheme to deceive the investing public and by making untrue statements of material fact and/or omitting to state material facts necessary to make the statements not misleading. The complaints also allege that the named officers and directors of the Company influenced and controlled the decision-making of the Company, including the content and dissemination of the allegedly false and misleading statements, in violating of Section 20(a) of the Exchange Act. The actions seek compensatory damages in an unspecified amount and attorney's fees. In addition, individuals claiming to represent a purported class of similarly situated PSINet shareholders who purchased shares of PSINet between February 22, 2000 and November 1, 2000, have filed actions in the United States District Court for the Eastern District of Virginia making substantially similar allegations with respect to the class period just described. These actions are captioned Edward P. Clayman and Bonnie Clayman v. PSINet Inc., William L. Schrader, Harold S. Wills, and Larry Hyatt, filed Nov. 6, 2000; and Lawrence A. Grossberg v. William L. Schrader, Harold S. Wills, Larry Hyatt, and PSINet, Inc., filed Nov. 9, 2000. The Company is informed that additional complaints substantially similar to those described above have also been filed. The Company believes that these lawsuits are without merit and intends to vigorously contest these actions, although no assurance can be given as to the outcome of these lawsuits. If there is an unfavorable outcome it would adversely affect our financial position, our results of operations and cash flows. In addition, the process of defending these suits may take a significant amount of time and may place additional strain on our resources and subject us to additional expenses and could adversely impact our ability to attract equity or debt financing or strategic partners on favorable terms.

OUR GROWTH AND EXPANSION MAY STRAIN OUR ABILITY TO MANAGE OUR OPERATIONS AND OUR FINANCIAL RESOURCES

Our rapid growth has placed a strain on our administrative, operational and financial resources and has increased demands on our systems and controls. We have more than 900 points of presence (POPs) and we may continue to expand the capacity of existing POPs as customer-driven demand dictates. In addition, we have completed a number of acquisitions of companies and telecommunications bandwidth. The process of consolidating the businesses and implementing the strategic integration of acquired businesses with our existing business has taken and will continue to take a significant amount of time. It has and will continue to place additional strain on our resources and could subject us to additional expenses. We cannot assure you that our existing operating and financial control systems and infrastructure will be adequate to maintain and effectively monitor our operations or growth. Our continued growth and personnel turnover may also increase our need for qualified personnel. The competition for qualified personnel in our businesses is intense and we cannot assure you that we will be successful in attracting, integrating and retaining qualified personnel.

During the last three years we acquired over 76 internet service providers and other businesses, including Transaction Network Services, Inc. (now PSINet Transaction Solutions) and Metamor (now PSINet Consulting Solutions). In order to successfully integrate these businesses into our own existing business, we need to expand and refine our management, personnel, accounting, information systems and other resources.

If we do not effectively expand our capabilities and deploy our resources to meet these needs, our business may be disrupted and adversely affected. Other risks include:

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o    Possible inability of management to incorporate into our existing service offerings new licensed or acquired technology and rights and new products and services such as information technology consulting services; and

o Possible impairment of relationships with employees, customers and suppliers as a result of changes in management.

We cannot assure you that we will be successful in overcoming these risks or other problems encountered in connection with acquisitions, strategic alliances or investments we make in other companies. Although we have assembled teams to initially help us integrate the businesses that we have acquired, we cannot assure you that our integration process will be successfully accomplished. We may take charges or make adjustments to the depreciable lives of our assets as we integrate acquired companies and also seek to reduce our cost structure. Our inability to improve the operating performance of businesses we acquire or to integrate successfully the operations of those companies could have a material adverse effect on us.

OUR SUCCESS DEPENDS ON PROVIDING INCREASING BANDWIDTH TO CARRY MORE INFORMATION FASTER THAN OUR COMPETITORS, WHICH IS EXPENSIVE, REQUIRES US TO MAKE SIGNIFICANT FUTURE COMMITMENTS

At September 30, 2000, we were obligated to make future cash payments totaling $488.9 million for acquisitions of global fiber-based telecommunications bandwidth, including IRUs or other rights. In addition, if certain additional fiber-based bandwidth is delivered as expected in 2001, we will have additional payment obligations ranging from $120.0 to $180.0 million, depending on when the bandwidth is delivered. While we are currently in negotiations to either reduce the cash payment requirements or extend the terms of certain existing commitments, we cannot assure you that we will be successful in these negotiations. If we take full advantage of such acquired bandwidth and IRUs, then there will be additional costs, such as connectivity and equipment charges. The acquisition and installation of additional equipment necessary to access and light the bandwidth may also be required. In addition, our current business plan requires that we make significant investments to acquire and build-out new hosting centers in key financial and business centers throughout the world and to purchase other facilities. We have spent approximately $500 million during the nine months ended September 30, 2000 and we expect to spend approximately $150 million on the construction of hosting centers through 2001. Due to our current cash flow problems, we cannot assure you that we will have sufficient funds to continue the build out of our hosting centers under our current business plan. If we do not provide bandwidth in amounts sufficient to compete effectively or satisfy customer needs our business will suffer.

OUR NETWORK IS SUSCEPTIBLE TO FAILURE, SHUTDOWN AND DISRUPTION

We have implemented many network security measures, such as limiting physical and network access to our routers. Nonetheless, our network infrastructure is potentially vulnerable to computer viruses, break-ins, denials of service and similar disruptive problems that could lead to interruptions in service to our customers. Third parties could also potentially jeopardize the security of confidential information stored in the computer systems of our customers. Any one of these disruptions could deter potential customers, result in loss of customer confidence and adversely affect our existing customer relationships. We also cannot assure you that we will not experience failures or shutdowns relating to individual POPs or even catastrophic failure of the entire network, whether because of an "act of God" or otherwise.

These disruptions may also result in claims against us or liability on our part. Such claims, regardless of their ultimate outcome, could result in costly litigation and could have an adverse effect on us or our reputation or on our ability to attract and retain customers for our products.

WE MAY BE LIABLE FOR INFORMATION DISTRIBUTED ON OUR NETWORK

The law relating to liability of ISPs for information disseminated through their networks is not completely settled. A number of lawsuits have sought to impose such liability for defamatory speech, infringement of copyrighted materials and other claims. A U.S. Circuit Court of Appeals case held that an ISP was protected by

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a provision of the federal Communications Decency Act from liability for material posted on its system but this case may not be applicable in other factual circumstances. Other courts have held that online service providers and ISPs may, under some circumstances, be subject to damages for copying or distributing copyrighted materials. However, in an effort to protect certain qualified ISPs, the federal Digital Millennium Copyright Act provides qualified ISPs with a "safe harbor" from liability for copyright infringement. We have taken steps to qualify for the "safe harbor" but we cannot assure you that we will be found to have qualified, if challenged in court. In 1998, the federal Child Online Protection Act was enacted requiring limitations on access to pornography and other material deemed "harmful to minors." This legislation has been attacked in court as a violation of the First Amendment. We are unable to predict the outcome of this case at this time. The imposition upon ISPs or Web server hosts of potential liability for materials carried on or disseminated through their systems could require us to implement measures to reduce our exposure to such liability. Such measures may require that we spend substantial resources or discontinue some product or service offerings. Any of these actions could have an adverse effect on our business, operating results and financial condition.

The regulation and liability of ISPs regarding information disseminated through their networks is also undergoing a process of development in other countries. For example, a court in England held an ISP liable for certain allegedly defamatory content carried through its network under factual circumstances in which the ISP had failed to delete it when asked to do so by the complainant. Decisions, laws, regulations and other activities regarding regulation and content liability may significantly affect the development and profitability of companies offering on-line and Internet access services, including us.

One particular area of uncertainty in this regard results from the entry into effect of European Union Directive 95/46/EC on the protection of individuals with regard to the processing of personal data and on the free movement of such data. The EU Directive imposes obligations in connection with the protection of personal data collected or processed by third parties. Under some circumstances, we may be regarded as subject to the EU Directive's requirements. The United States and the European Union have agreed upon certain "safe harbor" principles which would govern the transfer of personal data to the United States from individuals in the EU member states. If we are subject to the EU Directive's requirements, we will need to take steps to qualify for the safe harbor.

ASSERTING AND DEFENDING INTELLECTUAL PROPERTY RIGHTS MAY ADVERSELY IMPACT RESULTS OF OPERATIONS REGARDLESS OF THE OUTCOME

Competitors increasingly assert intellectual property infringement claims against each other. The success of our business depends on our ability to successfully defend our intellectual property. These types of claims may have a material adverse impact on us regardless of whether or not we are successful. From time to time, we have received claims that we have infringed rights of others. If a competitor were successful bringing a claim against us, our business might suffer. We cannot assure you that we will be successful defending or asserting our intellectual property rights.

TO COMPETE EFFECTIVELY, WE NEED TO CONTINUALLY DEVELOP NEW PRODUCTS AND SERVICES THAT GAIN MARKET ACCEPTANCE AND KEEP THE CONFIDENCE OF OUR CUSTOMERS

We have introduced new enterprise service offerings, including value-added and IP-based enterprise communication services. The failure of these services to gain market acceptance in a timely manner could have an adverse effect on us. To the extent that new or enhanced services are introduced and are not reliable, or there are quality or compatibility problems, it could negatively impact market acceptance of such services and adversely affect our ability to attract or retain customers and subscribers. Our services may contain undetected errors or defects that could result in additional development or remediation costs and loss of credibility with our customers and subscribers.

Additionally, if we are unable to meet customer demand for network capacity, our network could become congested during peak periods. Congestion could adversely affect the quality of service we are perceived

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to provide. Conversely, due to the high fixed cost nature of our infrastructure, if our network is under-utilized, it could adversely affect our ability to provide cost-efficient services. Our failure to match network capacity to demand could have an adverse effect on us.

WE DO A SIGNIFICANT AMOUNT OF OUR BUSINESS OUTSIDE THE UNITED STATES WHICH PRESENTS SIGNIFICANT RISKS

During the year ended December 31, 1999, 51% of our revenue was derived from operations outside the United States and 21% of our assets were located outside the United States. We are subject to numerous risks involved with doing business abroad including:

o unexpected changes in or delays resulting from foreign laws, regulatory requirements, tariffs, customs, duties and other trade barriers;
o    difficulties in staffing and managing foreign operations;
o    longer payment cycles and problems in collecting accounts receivable;
o fluctuations in currency exchange rates and foreign exchange controls which restrict or prohibit repatriation of funds;
o    technology export and import restrictions;
o    delays resulting from customs brokers or government agencies;
o seasonal reductions in business activity during the summer months in Europe and other parts of the world; and
o potentially adverse tax consequences, which could adversely impact the success of our international operations.

Asia/Pacific and Latin American countries in which we operate have experienced economic difficulties and uncertainties during the past few years. Economic difficulties and uncertainties in varying regions of the world could also adversely affect us.

THE LOSS OF KEY MANAGEMENT PERSONNEL COULD HAVE A MATERIAL ADVERSE EFFECT ON US

Our success is highly dependent upon the personal abilities of our senior executive management, which includes our Chairman of the Board and Chief Executive Officer. We have employment agreements with this individual and other senior executive officers. The loss of the services of one or more of our senior executive officers could have a material adverse effect on us.

WE COULD BE ADVERSELY AFFECTED BY CHANGES IN SUPPLIERS OR DELAYS IN DELIVERY OF THEIR PRODUCTS AND SERVICES

From time to time, we are dependent on third party suppliers for our leased-line connections, or bandwidth and some hardware components. Some of these suppliers are or may become competitors. To the extent these suppliers increase prices, we may be adversely affected. Moreover, any failure or delay on the part of our network providers to deliver bandwidth to us or to provide operations, maintenance and other services with respect to such bandwidth in a timely or adequate fashion could adversely affect us.

In the case of hardware suppliers, although we attempt to maintain a minimum of two vendors for each required product, we are not always able to do so. Some components that we use to provide networking services are currently supplied only by one source. We have from time to time experienced delays in the receipt of hardware components and telecommunications facilities, including delays in delivery of Primary Rate Interface telecommunications facilities, which connect our dial-up customers to our network. A failure by a supplier to deliver such products and services on a timely basis, or the inability to develop alternative sources for such products and services, could adversely affect our business.

Periodic legislative and regulatory actions may affect the prices that we are charged by the regional bell operating companies and other bandwidth carriers, which could adversely affect our business.

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WE ARE SUBJECT TO COMPETITIVE PRESSURES THAT MAY ADVERSELY IMPACT US

We face extremely competitive markets for our Internet connectivity and web hosting services, our information technology consulting services, our eBusiness consulting services and our other product offerings. Our current and prospective competitors include national, regional and local ISPs, long distance and local exchange telecommunications companies, cable television and direct broadcast satellite providers, wireless communications providers, on-line service providers, information technology solutions providers and eBusiness solutions providers. While we believe that our network, products and customer service distinguish us from our competitors, some of these competitors have greater market presence, brand recognition, and financial, technical and personnel resources.

NEW REGULATIONS MAY ADVERSELY AFFECT US

Our activities subject us to varying degrees of federal, state and local regulation. The FCC exercises jurisdiction over all facilities of, and services offered by, telecommunications carriers to the extent that they involve the provision, origination or termination of jurisdictionally interstate or international communications. The state regulatory commissions retain jurisdiction over the same facilities and services to the extent they involve origination or termination of jurisdictionally intrastate communications.

Our Internet operations are not currently subject to direct regulation by the FCC or any other governmental agency, other than regulations applicable to businesses generally. However, the FCC has indicated that some services offered over the Internet, such as phone-to-phone IP telephony, may be functionally indistinguishable from traditional telecommunications service offerings and their non-regulated status may have to be re-examined. We are unable to predict what regulations may be adopted in the future, or to what extent existing laws and regulations may be found applicable, or the impact that any new or existing laws may have on our business. We cannot assure you that new laws or regulations relating to Internet services will not have an adverse effect on us. Although the FCC has decided not to allow local telephone companies to impose per-minute access charges on Internet service providers, and that decision has been upheld by the reviewing court, further regulatory and legislative consideration of this issue is likely. In addition, some telephone companies are seeking relief through state regulatory agencies. Such rules, if adopted, would affect our costs of serving dial-up customers and could have an adverse effect on us.

IF WE BECOME SUBJECT TO PROVISIONS OF THE INVESTMENT COMPANY ACT OF 1940, OUR BUSINESS OPERATIONS MAY BE RESTRICTED

We have significant amounts of cash invested in short-term investment grade and government securities. The Investment Company Act of 1940 places restrictions on the capital structure and business activities of companies registered under that Act. We have active business operations in the Internet industry and do not propose to engage in investment activities in a manner or to an extent which would require us to register as an investment company under the Investment Company Act of 1940. The Investment Company Act of 1940 permits a company to avoid becoming subject to it for a period of up to one year despite the holding of investment securities in excess of such amount if, among other things, its board of directors has adopted a resolution which states that it is not the company's intention to become an investment company. Our board of directors has adopted such a resolution that would become effective in the event we are deemed to fall within the definition of an investment company. If we were to be determined to be an investment company, our business would be adversely affected.

THE MARKET PRICE AND TRADING VOLUME OF OUR CAPITAL STOCK MAY CONTINUE TO BE HIGHLY VOLATILE

The market price and trading volume of our common stock and convertible preferred stock have been and may continue to be highly volatile. Factors such as our revenue, earnings, liquidity and cash flow and announcements of new service offerings, technological innovations, strategic alliances or acquisitions involving our competitors or price reductions by us, our competitors or providers of alternative services could cause the

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market price of our capital stock to fluctuate substantially. In addition, the stock markets recently have experienced significant price and volume fluctuations that particularly have affected technology-based companies and resulted in changes in the market prices of the stocks of many companies that have not been directly related to the operating performance of those companies. The broad market fluctuations have adversely affected and may continue to adversely affect the market price of our capital stock. In addition, fluctuating markets could adversely affect our ability to finance our requirements for working capital and other purposes.

WE DO NOT ANTICIPATE PAYING CASH DIVIDENDS ON OUR COMMON STOCK

We have never declared or paid any cash dividends on our common stock and do not anticipate paying cash dividends on our common stock in the foreseeable future. In addition, our debt securities contain limitations on our ability to declare and pay cash dividends.

FORWARD LOOKING STATEMENTS

This Form 10-Q and our other filings with the Securities and Exchange Commission contain forward-looking statements. Forward-looking statements can be identified by the use of terminology such as "believes," "expects," "may," "will," "should," "anticipates" or similar words. These statements may discuss our future expectations or contain projections of our results of operations or financial condition or expected benefits to us resulting from acquisitions, investments or transactions. Actual results may differ materially from those expected. Factors that affect or may contribute to any differences include those discussed above in this Exhibit 99.1 to the Form 10-Q, in the section of the Form 10-Q entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations" and in other documents filed by us with the Securities and Exchange Commission.

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